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                          September 7, 2022

       Manuel O. M  ndez
       Chief Executive Officer
       Quotient Ltd
       Business Park Terre Bonne
       Route de Crassier 13
       1262 Eysins, Switzerland

                                                        Re: Quotient Ltd
                                                            Registration
Statement on Form S-3
                                                            Filed August 31,
2022
                                                            File No. 333-267190

       Dear Mr. M  ndez:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Margaret
Schwartz at 202-551-7153 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              John A. Healy, Esq.